Investor Group Owning Over 40% of Leaf Group Comments on Resignation of Fourth Board Member in Five Months

Current Board Members Should Evaluate Whether Continued Support of Mr. Moriarty is Worth the Associated Costs

The Time for True Board Refreshment - With Participation of Majority of Shareholders - Is Long Overdue

LOS ANGELES, August 17, 2020 - Investors owning a majority of the issued and outstanding shares of Leaf Group Ltd. ("Leaf Group" or the "Company") (NYSE: LEAF) have publicly called for significant change at the Company.

A group that owns more than 40% of Leaf Group - including Osmium Partners LLC, PEAK6 Investments LLC, Boyle Capital Opportunity Fund, LP, Oak Management Corp., Generation Capital Partners II LP, Generation Partners II LLC, Spectrum Equity Investors V, L.P. and Spectrum V Investment Managers' Fund, L.P. (together, the "Investor Group") - today issued the following joint statement regarding the resignation of Charles "Lanny" Baker from the Company's Board of Directors (the "Board"):

"Mr. Baker is now the fourth director to resign since April and the second director since our Investor Group started demanding significant change - a troubling pattern, which is nearly as unprecedented as a Board that ignores the clearly expressed views of a majority of its shareholders. We remind our fellow shareholders and the Board that Mr. Baker served as the Chairman of the Special Committee that was charged with overseeing the Company's recently completed strategic review process. In its May 20th letter to shareholders regarding the conclusion of its strategic review, the Company attempted to demonstrate the integrity of this process by stating that "[t]he strategic review was conducted by a Special Committee of the Board of Directors consisting of independent directors."1  We had already doubted whether the Special Committee could have run a truly independent process, and our doubts only grew as the Board pulled Mr. Baker from its audit committee last month because his service violated bright-line NYSE independence rules. As the Board continues to claim that shareholders should trust the integrity of its strategic review process, Mr. Baker's resignation casts serious doubt on whether the results of the Company's recently completed strategic review process should be trusted.

While we acknowledge that Mr. Baker's resignation is a meaningful step toward eliminating some of the Board's troubling conflicts of interest, his resignation cannot cleanse the already-concluded strategic review process, which was tainted by his lack of independence. To make matters worse, the Board and the Company continue to harp on the outcome of that "failed" process as the rationale for their opposition to shareholders' calls for change. That rationale is misguided at best. The remaining directors should ask themselves why they are so confident that more than half of shareholders are wrong about Leaf Group's need for dramatic change.

This Board is left fighting a losing battle in opposing a majority of shareholders. Mr. Moriarty will ultimately have to resign or be fired. With that in mind, the directors should seriously evaluate whether maintaining their absolute loyalty to an underperforming CEO is worth the personal risk associated with sacrificing the fiduciary duties the Board owes to the Leaf Group shareholders.

We do not believe any responsible professional would join the Board as a new director under these circumstances. Nevertheless, we caution the Board that attempting to reinforce their numbers without input and approval from a majority of shareholders will only make members of their shrinking band more vulnerable to criticism. We urge the Board to engage with us to refresh the Board with objective professionals who are prepared to work on behalf of shareholders."

Visit www.LiberateLeaf.Group for additional information.

____________________________________
1 Leaf Group's May 20, 2020 8-K:
https://www.sec.gov/Archives/edgar/data/1365038/000110465920064014/tm2020234d1_8k.htm

About Osmium Partners

We seek to generate strong, risk-adjusted returns by investing in undervalued, small capitalization companies across equity markets. Our Osmium 8 research process is based on eight simple factors involving factors such as balance sheet strength, aligned interests, attractive reinvestment opportunities, a low valuation, and reasonable growth prospects. As engaged owners, we actively discuss corporate strategy and capital structure with management teams and boards of directors. We prefer to conduct these discussions in private, but we will publicly debate important items with all shareholders when appropriate.

About PEAK6

PEAK6 uses technology to find a better way of doing things. The company's first tech-based solution was developed in 1997 to optimize options trading and, over the past two decades, the same formula has been used across a range of industries, asset classes and business stages to consistently deliver superior results. Today, PEAK6 seeks transformational opportunities to provide capital and strategic support to entrepreneurs and forward-thinking businesses, helping to unlock potential and activate what is into what ought to be. PEAK6's core brands include: PEAK6 Capital Management, Apex Clearing, National Flood Services and Evil Geniuses. Learn more at www.PEAK6.com or follow us on LinkedIn.

About Boyle Capital Opportunity Fund

Boyle Capital Opportunity Fund, LP is a value-oriented investment partnership. We manage a focused portfolio of deeply undervalued securities and actively engage with the company's management and board of directors to unlock shareholder value over the long-term.

About Oak Investment Partners

Oak Investment Partners was founded in 1978. Since that time, the firm has invested $9 billion in over 525 companies around the world, earning the trust of entrepreneurs with a senior team that delivers steady guidance, deep domain expertise and a consistent investment philosophy. We are involved in the formation of companies, fund spinouts of operating divisions and technology assets, and provide growth equity to mid- and late-stage private businesses and to public companies through PIPE investments. These companies are concentrated in the five major sectors that fuel the most disruptive growth in our world today: Information Technology, FinTech, Internet and Consumer, Healthcare Services, and Clean Energy.

About Generation Partners

Founded in 1995, Generation Partners provides equity capital to growth companies through buyout and growth equity investments.

About Spectrum Equity

Spectrum Equity is a leading growth equity firm providing capital and strategic support to innovative companies in the information economy. For over 25 years, the firm has partnered with proven entrepreneurs and management teams to build long-term value in market-leading internet, software and information services companies. Representative investments include Ancestry, Bats Global Markets, Definitive Healthcare, GoodRx, Grubhub, Lynda.com, Origami Risk, SurveyMonkey and Verafin. For more information, including a complete list of portfolio investments, visit www.spectrumequity.com.

Media Contacts

Sloane & Company
Dan Zacchei / Joe Germani
dzacchei@sloanepr.com / jgermani@sloanepr.com